August 18, 2011

VIA EDGAR AND FACSIMILE

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	51job, Inc. Form 20-F for the fiscal year ended December 31, 2010 Filed April 11, 2011 File No. 0-50841

Dear Mr. Woody:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 4, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 of 51job, Inc. (the “Company”).  For your convenience, the Staff’s comments are included in this letter in bold form followed by our responses thereto.

Form 20-F for the fiscal year ended December 31, 2010

Item 18.  Financial Statements, page 79

Consolidated Statements of Operations and Comprehensive Income, page F-3

1.              Please tell us how your presentation of Cost of services as one consolidated line item complies Rule 5-03 of Regulation S-X, as requested in Item 17(b) of Form 20-F, and why you have not presented any specific costs directly related to the revenues you earn.

In response to the Staff’s comment, the Company respectfully advises that it has considered the Rule 5-03 of Regulation S-X in determining the presentation of costs directly related to the revenues.  Rule 5-03.1 and Rule 5-03.2 of Regulation S-X require that if income is derived from more than one class of revenue (i.e., tangible products, rentals, services, other revenues) each class of revenue, along with the corresponding costs, should be stated separately on the face of the income statement.  In applying Rule 5-03.1 of Regulation S-X, the Company considers that all of its revenues are generated from fees paid by its customers in exchange for human resources related services provided by the Company and are of the service nature.  Hence the Company believes that a single line of service revenues presented on the face of the income statement would have been sufficient and in compliance with the rule.  To provide more comprehensive information to the readers about the Company’s revenues generated from its different types of services, the Company currently voluntarily presents its service revenues separately as online recruitment, printing advertising, and other human resource related services on the face of the income

Building 3, No. 1387, Zhang Dong Road, Shanghai, China Postal Code:201203 Tel: 86-21-6160-1888 Fax: 86-21-6879-6211

statement.  However, since all of the costs relate to service revenues only, the Company does not believe separate presentation of each type of service cost is required according to Rule 5-03.2 of Regulation S-X.

In addition, in the delivery of online recruitment, printing advertising, and other human resource services, the Company maintains a shared staff of graphic designers, technicians and customer service professionals.  The Company also utilizes a combined sales force with each account representative providing a single point of contact to customers for all types of services.  As a result of the high degree of sharing of cost, infrastructure and resources among its service lines, the Company believes presenting cost of services as one line item fairly represents its current costing structure for service revenues and is in compliance with Rule 5-03.2 of Regulation S-X.

Consolidated Statements of Changes in Stockholders’ Equity, page F-5

2.              Given that it appears that your subsidiaries based in the People’s Republic of China have generated after-tax profits, please tell us and provide an analysis detailing how you did not include an appropriation for statutory reserves during the fiscal year ended December 31, 2010.

In response to the Staff’s comment, the Company respectfully refers the Staff to Note 2(p) on page F-12 of the 2010 Form 20-F for background information.  The Company respectfully advises the Staff that:

As of December 31, 2010, the statutory common reserve fund for more than half of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies, the prescribed limit for appropriations.  As a result, no appropriations were made by these entities in the fiscal year ended December 31, 2010.  With the exception of Wang Jin and Wuhan Wang Cai, all of the other subsidiaries whose total statutory common reserve fund had not reached 50% of its respective registered capital had accumulative losses as of December 31, 2010.  As a result, these entities did not make appropriations to their statutory reserve fund in the fiscal year ended December 31, 2010.  Wang Jin and Wuhan Wang Cai made appropriations to their respective statutory reserve fund of total RMB 250,000 equaling to 10% of after-tax profit in the fiscal year ended December 31, 2010.

Appropriations to the statutory common welfare fund are not mandatory and are at discretion of the board of directors of the subsidiaries.  The percentage of appropriations, if made by the subsidiaries, is 5% of after-tax profit.  No subsidiaries made appropriations to their statutory common welfare fund in the fiscal year ended December 31, 2010.

During the fiscal year ended December 31, 2010, the Company made a reversal of RMB546,000 from the statutory common reserve fund and a reversal of RMB261,000 from the statutory common welfare fund to retained earnings due to the closure of two subsidiaries, as a result of which the statutory reserve fund of these two subsidiaries were distributed to their respective shareholders, which are ultimately held by the Group.

The Company respectfully advises that the reversal amount of RMB557,000 presented on Consolidated Statements of Changes in Stockholders’ Equity is the net impact of appropriations of RMB250,000 to the statutory common reserve fund, reversal of RMB546,000 from the statutory common reserve fund, and reversal of RMB261,000 from the statutory common welfare fund.  The Company acknowledges that presenting appropriations and reversal in two separate lines on Consolidated Statements of Changes in Stockholders’ Equity would benefit readers and will present such information in its future Form 20-F filings.  Additionally, the Company will enhance its disclosure on the statutory reserve fund in its future Form 20-F filings.

Notes to the Consolidated Financial Statements, page F-7

2. Principal Accounting Policies, page F-7

(p) Statutory Reserves, page F-12

3.              Please disclose whether any of your subsidiaries based in the People’s Republic of China have reached the maximum statutory reserve amount.

In response to the Staff’s comment, the Company respectfully advises that as of December 31, 2010 the statutory common reserve fund for more than half of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC had reached 50% of the registered capital of the respective companies, the prescribed limit for appropriations.  As a result, no appropriations were made by these entities in the fiscal year ended December 31, 2010.

In response to the Staff’s comment, the Company acknowledges that the disclosure of such information would benefit readers and will include this disclosure in its future Form 20-F filings.

(u) Stock Repurchase, page F-14

4.              Please clarify your treatment of common shares repurchased for retirement when the excess of cost over the par or stated value is charged entirely to additional paid-in capital, and how your treatment is consistent with ASC 505-30-30-8.

In response to the Staff’s comment, the Company respectfully advises that the Company’s accounting policy for common share repurchased for retirement is charging any excess of cost over par value to additional paid-in capital, limited to additional paid-in capital of the same issue being retired.

ASC 505, Equity, provides companies with options of (1) charging any excess of the cost of the stock retired or repurchased for constructive retirement over its par value entirely to retained earnings and (2) allocating any excess of cost over par value between retained earnings and additional paid-in capital (subject to the limitation on the amount to be charged to paid-in capital as described in ASC 505-30-30-8).  However, ARB 43, Chapter 1B, paragraph 7 also provides a third option that companies can charge the excess of cost over par value entirely to additional paid-in capital.

The first sentence of ARB 43, Chapter 1B, paragraph 7 states that “apparently there is general agreement that the difference between purchase price and the stated value of a corporation’s common stock purchased and retired should be reflected in capital surplus.”  While ARB 43 then outlines the two methods that are reflected in ASC 505-30-30-8, a key aspect of our conclusion that charging the excess of cost over par value entirely to additional paid-in capital is appropriate is based on APB 6, paragraph 12 which notes “The Board considers that the following accounting practices, in addition to the accounting practices indicated in Chapter 1B, are acceptable…”  We interpreted that the “following accounting practices” refers to option 1 and option 2 as currently being described in ASC 505-30-30-8, which are described in APB 6 consistent with such description in ARB 43.  Option 3, which we have elected, is what is indicated by “in addition to the accounting practices indicated in Chapter 1B,” specifically the first sentence of ARB 43 noted above, which indicates that the entire excess of cost over par could be charged to additional paid-in capital, without the pro rata considerations for allocation of amounts to additional paid-in capital per ASC 505-30-30-8.  The interpretation of ARB 43 and APB 6 in tandem is that this generally agreed on practice noted per ARB 43 is identified as acceptable practice per APB 6, and as such treatment with entire excess of cost over par value charged to additional paid-in capital is appropriate if it is applied consistently and such policy is appropriately disclosed.  Although this third option has not been reflected in the codification, we believe that it continues to be applicable as the codification was not intended to change current GAAP.

*     *     *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-21-6160-1888.  To ensure that any further correspondence is received by the Company in a timely manner, please fax all correspondence to +86-21-6879-6233 to my attention.

Sincerely,

/s/ Kathleen Chien

Kathleen Chien
Chief Financial Officer

cc:	Mark Rakip
Staff Accountant
Division of Corporation Finance

Leiming Chen
Blake Dunlap
Simpson Thacher & Bartlett LLP

Charles Chan
Zhenyu Pan
PricewaterhouseCoopers Zhong Tian CPAs Limited Company